UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2009

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Attached hereto as Exhibit 1 is updated information concerning the Company, its fleet and recent developments and other updates related to the passage of time, together with Management's Discussion and Analysis of Financial Condition and Results of Operation and interim consolidated unaudited financial statements and related information and data of the Company as of and for the nine-month period ended September 30, 2009.

     This report and the exhibit hereto are incorporated by reference into the Company's F-3 Registration Statement (File no. 333-160784) that was filed on July 24, 2009 with the Securities and Exchange Commission (the "Commission").

FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the "Commission"), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the NASDAQ Global Market.  We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC. (Registrant)

By:/s/ Anthony Kandylidis
Chief Executive Officer and Interim Chief Financial Officer

Dated:  November 17, 2009

Exhibit 1

Unless the context otherwise requires, as used in this report, the terms "Company," "we," "us," and "our" refer to OceanFreight Inc. and all of its subsidiaries. "OceanFreight Inc." refers only to OceanFreight Inc. and not its subsidiaries.

We use the term deadweight tons, or dwt, in describing the size of vessels. Dwt expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Our Company

We are a Marshall Islands company with our principal executive offices located in Athens, Greece. As of November 17, 2009, we own and operate, through our subsidiaries, a fleet of 12 vessels, consisting of six Panamax drybulk carriers, two Capesize drybulk carriers, three Aframax tankers and one Suezmax tanker, with a total carrying capacity of 1.22 million dwt. As of November 17, 2009, the vessels in our fleet have a weighted average age of approximately 11.6 years and, with the exception of the M/T Olinda, are all chartered under long term contracts expiring at various dates, the latest through 2015. Furthermore, we have contracted to acquire two Capesize drybulk carriers with expected deliveries before December 31, 2009 and in the second quarter of 2010, respectively. We refer you to the table below for information regarding our fleet.

Our Fleet

We operate a diversified fleet in order to capitalize on opportunities for upside potential in both the drybulk and tanker markets. As of November 17, 2009, our fleet is comprised of the following vessels:

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)

Drybulk Carriers
Robusto (2)	Capesize	2006	173,949
Partagas	Capesize	2004	173,880
Topeka	Panamax	2000	74,710
Helena	Panamax	1999	73,744
Augusta	Panamax	1996	69,053
Pierre	Panamax	1996	70,316
Austin	Panamax	1995	75,229
Trenton	Panamax	1995	75,229
Tanker Vessels
Olinda	Suezmax	1996	149,085
Pink Sands	Aframax	1993	93,723
Tigani	Aframax	1991	95,951
Tamara	Aframax	1990	95,793

Drybulk Carriers Sold
Juneau (1)	Capesize	1990	149,495
Lansing	Panamax	1996	73,040
Richmond	Panamax	1995	75,265
Drybulk Carriers to be Acquired
Cohiba (2)	Capesize	2006	174,200
Montecristo (3)	Capesize	2005	180,263

(1)	In July 2009 we agreed to sell the M/V Juneau to a third party for a gross sale price of $19.9 million. The vessel was delivered to its new owners on October 23, 2009.

(2)
In July 2009 we agreed to acquire the M/V Robusto and M/V Cohiba for a purchase price of $61.25 million each. The M/V Robusto was delivered to us on October 19, 2009 and the M/V Cohiba is scheduled to be delivered to us before December 31, 2009. Upon delivery to the Company, each of the vessels is scheduled to commence a time charter employment for a minimum period of five years and a maximum period of eight years for M/V Robusto, and for a minimum period of five years and a maximum period of nine years for M/V Cohiba at a gross rate of $26,000 per day and $26,250 per day, respectively.

(3)
In September 2009 we agreed to acquire a 2005 Capesize bulk carrier (180,263 dwt) for an aggregate price of $49.5 million. The vessel is scheduled to be delivered in the second quarter of 2010. Upon delivery to the Company, the vessel is scheduled to commence a four year time charter at a gross daily rate of $23,500 for the first 4 years with charterers' option to be extended up to an additional four years at an average gross daily rate of $24,150.

        We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of the vessels to one management company, which we refer to as our Fleet Manager, who is engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. In 2008, our eight Panamax drybulk carriers were managed by Wallem Ship Management Ltd., or Wallem, an unrelated third party technical and commercial management company and our five remaining vessels were managed by Cardiff Marine Inc., or Cardiff, a related party. During the period from January 2009 to July 2009, the management of our drybulk vessels (previously under Wallem) was progressively assumed by Cardiff. We believe that our Fleet Manager maintains high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. As a result, we believe our Fleet Manager has established a reputation as an efficient and dependable vessel operator. We further believe the scale and scope of our Fleet Manager enables it to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as our Fleet Manager's ability to spread its operating costs over a larger number of vessels in conjunction with its cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Manager's established operations to help us manage our growth without having to integrate additional resources since we will rely on its resources to manage additional vessels we may acquire in the future.

   We are responsible for all commercial management decisions for our fleet. We use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. With the exception of the M/T Olinda, which is currently employed in a spot market pool, our remaining vessels are presently operating under long term time charter agreements as follows:

Vessel Name	Estimated Expiration of Charter	Gross Daily Rate
Drybulk Carriers
Trenton	April 2010 to August 2010	$26,000
Pierre	June 2010 to October 2010	$23,000
Austin	April 2010 to August 2010	$26,000
Helena	May 2012 to January 2013	$32,000
Topeka (1)	January 2011 to March 2011	$18,000
Augusta	November 2011 to March 2012	$16,000
Partagas	July 2012 to December 2012	$27,500
Robusto	September 2014 to January 2015	$26,000
Tanker Vessels
Pink Sands	October 2010 to January 2011	$27,450
Olinda (2)	Spot Pool
Tigani	September 2009 to November 2009	$29,800
Tamara (3)	November 2010 to March 2011	$27,000
Drybulk Carriers to be Acquired
Cohiba	October 2014 to February 2015	$26,250
Montecristo	April 2014 to September 2014	$23,500

(1)
In July 2009, the charterers of the M/V Topeka declared their inability to continue the chartering of the vessel. Following this, we agreed with the subcharterers to continue the chartering of the vessel for 18 months at a gross daily charter rate of $18,000.

(2)
On October 17, 2008, the M/T Olinda entered into a charter agreement with Blue Fin Tankers Inc., which is a spot pool managed by Heidmar Inc., for a minimum period of 12 months. The vessel's earnings are derived from the pool's total net earnings. Heidmar Inc. is 49% owned by a company associated with Mr. George Economou (see Note 3 to our unaudited  interim consolidated financial statements), who is also the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer, is a member of the Board of Directors of Heidmar Inc.

(3)	The M/T Tamara is chartered to Tri-Ocean Heidmar Tankers LLC, which is controlled by Heidmar Inc.

We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

OceanFreight's strategy and business model.

 Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to enhance shareholder value by increasing long term cash flow. We intend to realize these objectives by adhering to the following:

 Strategic Fleet Expansion. We intend to grow our fleet using our management's knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provide better value to our shareholders and return on capital as compared with more expensive newer vessels.

 Tailored Fleet Composition. Our fleet currently consists of eight drybulk carriers and four tankers. We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

 Fixed Rate Charters. With the exception of the M/T Olinda, which is employed in a tanker pool, we have entered into fixed rate period charters for all of our drybulk carriers and tanker vessels with an average remaining duration of approximately 20 months as of November 17, 2009. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charter hire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

 Staggered Charter Renewals. We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

         Diversified Charter Counterparties. Our vessels are chartered to eight different charterers operating in the drybulk carrier and tanker sectors and one of our tankers is employed in a spot market pool. We believe that chartering our vessels to a number of well established and reputable charterers reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

 Quality Fleet Manager. Our Fleet Manager has established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting with a fleet manager that has achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Manager's experience, which enables it to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Manager's rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Corporate Structure

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, GR – 151 25 Amaroussion, Athens, Greece. Our telephone number at that address is +30 210 614 0283. Our website is www.oceanfreightinc.com.  The information on our website shall not be deemed a part of this document.  On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonis Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007 our board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, leaving Basset with ownership of 2,000,000 subordinated shares.  These shares converted on August 15, 2008, leaving Basset with 2,000,000 common shares representing approximately 1.4% of our outstanding capital stock as of November 17, 2009.

On April 30, 2007, we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million. The Company's common shares are listed on the NASDAQ Global Market under the symbol "OCNF".

Recent Developments

a)
On July 8, 2009, we agreed to acquire the M/V Robusto for a purchase price of $61.25 million. We took delivery of the vessel on October 19, 2009. Upon delivery to the Company, the vessel commenced time charter employment for a minimum period of five years and a maximum period of eight years at a gross rate of $26,000 per day.

b)
On July 10, 2009, the Company entered into a memorandum of agreement with a third party for the sale of the M/V Juneau for a sale price of $19.9 million. The vessel was delivered to its new owners on October 23, 2009. The sale resulted in a loss of approximately $15.5 million.

c)
On July 18, 2009, we agreed to acquire the M/V Cohiba for a purchase price of $61.25 million and it is scheduled to be delivered to us before December 31, 2009. Upon delivery to the Company, the vessel is scheduled to commence time charter employment for a minimum period of five years and a maximum period of nine years at a gross rate of $26,250 per day.

d)
On July 24, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV Ltd., or YA Global, an affiliate of Yorkville Advisors, pursuant to which we may offer and sell up to $450,000,000 of our common shares to YA Global. As of November 17, 2009, 52,205,508 common shares have been issued pursuant to the SEDA, with net proceeds of $62 million.

e)
On August 7, 2009, the Company signed a memorandum of agreement with a third party for the sale of M/V Richmond for a sale price of $20.6 million. The vessel was delivered to its new owners on September 30, 2009. The sale of the vessel resulted in a loss of approximately $20.8 million and is included in "Loss from sale of vessels" in the accompanying unaudited interim consolidated statement of operations. Please see Note 3(b) to the accompanying unaudited interim consolidated financial statements for information concerning the vessel's charter.

f)
On September 30, 2009, we agreed to acquire the M/V Montecristo for a purchase price of $49.5 million and it is scheduled to be delivered to us in the second quarter of 2010. Upon delivery to the Company, the vessel is scheduled to commence time charter employment for a minimum period of four years at a gross rate of $23,500 per day with charterers' option for an additional four years at an average gross daily rate of $24,150.

The International Drybulk Shipping Industry.

We currently employ each of our eight drybulk carriers under time charter agreements with an average remaining duration of approximately 15 months as of October 31, 2009.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, has recovered significantly during the first 11 months of 2009 as compared to the fourth quarter of 2009. As of November 11, 2009, the BDI stands at $3,748 which is about 404.4% higher than the December 2008 average of $743. However, this is still below the BDI's high of $11,844 reached in May 2008.

The decline in the drybulk market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters and are not directly linked to the BDI.

Drybulk vessel values have also rebounded since last year's steep decline. Charter rates and vessel values were affected last year in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The rebound we have seen so far in 2009 has resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008 China's imports comprised about 65% of the total volume of seaborne iron. In 2009 that number has increased to 80%.  There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will move to any significant degree in either direction.

Capesize rates have significantly rebounded in 2009 and as of November 11, 2009 average rates are approximately $64,500 per day. Capesize rates averaged as low as $6,499 per day during the month of December 2008. We believe that the root cause of this increase is linked to the purchase by Chinese steel mills of imported iron ore, which is cheaper than that produced domestically in China.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

•
Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

As of November 2009, total newbuilding orders had been placed for an aggregate of about 61.7% of the existing global drybulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect that newbuilding orders may experience significant cancellations and/ or slippage, defined as the difference between newbuilding deliveries ordered versus actually delivered. Market sources indicate that slippage on the Handysize sector is about 50% and on the Capesize sector about 20%.  The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating repair and survey costs. Scrapping in 2009 has been significant. As of October 2009, 9.2 million dwt has been removed from the global drybulk fleet representing 28.6% of the carrying capacity of the total fleet delivered in the first ten months of 2009. In addition, total drybulk scrapping during the first ten months of 2009 is higher than in 2008 (5.5 million dwt). As of the end of September 2009, about 35% of the total dry bulk fleet is 20 years or older. Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

The International Tanker Industry

Our fleet includes four double-hull crude oil tanker vessels (three Aframaxes and one Suezmax). Our three Aframaxes are employed on time charter agreements and the Suezmax is employed in a spot market pooling arrangement. The tanker industry has an inherent volatility caused by seasonal demand fluctuations. During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than demand during the winter. This seasonality is reflected in the time charter equivalent rate for Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast. This rate averaged $11,759 per day during July 2009 whereas during the fourth quarter of 2008, the same rate averaged $58,604 per day, and as of November 11, 2009 the same rate stands at $25,000 per day.

According to industry sources, in the second half of 2008 and beginning of 2009, a slowdown in global economic growth has led to a significant decline in oil prices from a high of $145 per barrel in July 2008 to a low of $34 per barrel in December 2008. OPEC responded by significantly reducing oil supply, causing oil prices to recover, and as of November 2009, oil trades at about $80 per barrel. During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates. Consistent with this trend, the value of the tankers in our fleet has declined. However, we believe that the potential phase out by 2010 of single hull tankers, which constitute approximately 17% in terms of dwt of the global tanker fleet, may reduce tanker supply and may therefore mitigate the adverse effect on demand for tankers resulting from any potential future oil supply reduction.

For the first three quarters of 2009, newbuilding deliveries for Suezmax vessels amounted to about 3.5 million dwt tons or 15.4% of the total Suezmax orderbook of 22.6 million dwt tons. During the same period the newbuilding deliveries for Aframax vessels amounted to 6.9 million dwt tons or 36% of the total Aframax orderbook of 19.1 million dwt tons. As of October 1, 2009, the total tanker newbuilding orderbook stood at about 138.6 million dwt. It is expected that 22.1 million dwt of tankers in excess of 10,000 dwt will be delivered in 2009, while the current fleet of tankers in excess of 10,000 dwt amounts to approximately 432.4 million dwt.

Our Loan Agreement Covenants

We currently have a $247.1 million senior secured credit facility with Nordea Bank Norge ASA, or Nordea, consisting of Tranche A, a reducing revolving credit facility of $161 million, and Tranche B, a term loan facility of $86.1 million and a $21.3 million secured term loan facility with DVB Bank SE, or DVB.

Both of our existing credit facility agreements include certain events of default, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse effect on our ability to perform our obligations under the loan or on any collateral thereunder.  They also include, among other covenants, financial covenants requiring:

•	the ratio of funded debt to the sum of funded debt plus shareholders' equity at each quarter end to be no greater than 0.70 to 1.00;

•
liquidity to be not less than $500,000 multiplied by the number of vessels owned.  Liquidity under our DVB credit facility is defined as cash, and under our Nordea credit facility it is defined as cash, cash equivalents and undrawn availability under Tranche A with a maturity of less than 12 months;

•	the ratio of EBITDA to net interest expense at each quarter end be not less than 2.50 to 1;

•
the aggregate fair market value of the vessels secured to the aggregate outstanding balance of the credit facility be not less than 90% to 125% and 140% to 155%, as defined in our Nordea and DVB credit facilities, respectively ; and

•	the ratio of interest bearing liabilities to the sum of interest bearing liabilities plus adjusted equity to be less than 0.90:1.00.

Under our Nordea credit facility we are not permitted to pay dividends while under our DVB credit facility we can pay dividends of up to 50% of the quarterly net profits so long as an event of default has not occurred and will not occur upon the payment of such dividends. Our board of directors determined in December 2008 to suspend the payment of dividends in order to preserve capital.

As at September 30, 2009, the Company estimates that the aggregate charter free fair market value of the two vessels under the loan agreement with DVB was approximately 129% of the aggregate outstanding loan balance. Management does not expect that the bank will request additional security from the Company, since upon repayment of the next scheduled loan installment of $2,750,000, which is due on December 14, 2009, the Company will be in compliance with the aforementioned covenant, assuming no deterioration in the current fair market values of the two vessels.

RISK FACTORS

Set forth below are updated or additional risk factors which should be read together with the risk factors contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on March 23, 2009, in our Reports on Form 6-K containing interim financial results filed with the Securities and Exchange Commission on June 16, 2009 and August 10, 2009 and in our Registration Statement on Form F-3/A filed on September 18, 2009.

Industry Specific Risk Factors

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Company Specific Risk Factors

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time or bareboat charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.

The market price of our common shares has dropped below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on November 16, 2009 was $1.14 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In the event that our share price declines below $1.00 for a period of 30 consecutive business days, we may be required to take action, such as a reverse stock split, in order to comply with Nasdaq rules that may be in effect at the time.

PER SHARE MARKET PRICE INFORMATION

Our common shares have traded on the NASDAQ Global Market under the symbol "OCNF" since April 30, 2007.

The table below sets forth the high and low closing prices for each of the periods indicated for our common shares.

2007	High	Low

April 30, 2007 to June 30, 2007	$20.70	$19.14
3rd Quarter ended September 30, 2007	24.40	18.80
4th Quarter ended December 31, 2007	30.45	16.88
2007 Annual	30.45	16.88

2008	High	Low

1st Quarter ended March 31, 2008	$24.65	$15.30
2nd Quarter ended June 30, 2008	26.70	21.48
3rd Quarter ended September 30, 2008	22.76	12.29
4th Quarter ended December 31, 2008	13.60	1.87
2008 Annual	26.70	1.87

Most Recent Six Months	High	Low

May 2009	$1.88	$1.37
June 2009	1.82	1.26
July 2009	1.56	1.24
August 2009	1.79	1.30
September 2009	1.63	1.30
October 2009	1.29	0.89
November 1 – 16, 2009	1.15	0.96

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "OceanFreight Inc." or the "Company" or "we" shall include OceanFreight Inc. and its applicable subsidiaries. The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our interim consolidated unaudited financial statements and their notes included therein.

This discussion contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995, as codified in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors among which are the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of drybulk and petroleum products that are transported by the Company's vessels, or (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses. For additional information on the Company's financial condition and results of operation please refer to our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 23, 2009.

Operating results

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. With the exception of the tanker M/T Olinda which is employed in the Blue Fin Tankers Inc. spot market pool, we employ our drybulk carriers and tankers to reputable charterers primarily pursuant to long-term time charters. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and crude oil rates. However, we are exposed to the risk of declining drybulk and tanker rates when operating in the spot market, which may have a materially adverse impact on our financial performance. As of November 17, 2009, our charters had remaining terms ranging between five months and 58 months.

Furthermore, effective May 2009, we engaged in Forward Freight Agreements (FFA) trading activities. Please see Note 8 to the accompanying interim consolidated unaudited financial statements. As of September 30, 2009, all FFA positions had been closed.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

•	Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

•	Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire days.

•
Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days reduced by the scheduled drydocking days for the relevant period.

•
TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

•
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

The following table reflects our calendar days, voyage days, fleet utilization and daily TCE rate for the nine-month period ended September 30, 2009.

	Drybulk Carriers	Tankers	Fleet
Calendar days	2,428	1,092	3,520
Voyage days	2,333	1,008	3,341
Fleet utilization	98.7%	100%	99.1%
Time charter equivalent (TCE) daily rate	$31,506	$25,361	$29,652

The following table reflects the calculation of our TCE daily rates for the nine-month period ended September 30, 2009:

(Dollars in thousands except for Daily TCE rate)

	Drybulk Carriers	Tankers	Fleet

Voyage revenues and imputed deferred revenue	$76,886	$26,636	$103,522
Voyage expenses	(3,383)	(1,072)	(4,455)

Time charter equivalent revenues	$73,503	$25,564	$99,067

Total voyage days for fleet	2,333	1,008	3,341

Daily TCE rate	$31,506	$25,361	$29,65	2

•
Spot Charter Rates. Spot charterhire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

•
Voyage and Time Charter Revenue. Our revenues will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

• the duration of our charters;
• our decisions relating to vessel acquisitions and disposals;
• the amount of time that we spend positioning our vessels;
• the amount of time that our vessels spend in drydock undergoing repairs;
• maintenance and upgrade work;
• the age, condition and specifications of our vessels;
• levels of supply and demand in the drybulk and crude oil shipping industries; and
• other factors affecting spot market charterhire rates for drybulk and tanker vessels.

With the exception of the M/T Olinda, all of our vessels are employed under time charters, which, as of November 17, 2009 have a remaining duration of a minimum of five months and a maximum of 58 months. We believe that these long-term charters provide better stability of earnings than spot market rates and consequently increase our cash flow visibility to our shareholders.

The M/T Olinda is employed in a spot market pool. Under the pooling agreement, the vessel will earn charterhire in accordance with the pool point formula as defined in the pool agreement. The pooling agreement provides that charterhire will be paid 30 days in arrears and bunkers on board at the time of delivery will be paid with the first hire payment. Preliminary charterhire will be based on the pool's then current earnings, and is not a guaranteed minimum rate obligation of the pool company. Hire is inclusive of overtime, communication, and victualling. The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on the prevailing market condition of the pool. Each vessel's earnings will be adjusted quarterly according to their actual operating days in the pool with surplus funds, if any, distributed based on each vessel's rating as defined in the pool point formula.

Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. We have described below what we believe are our most significant accounting policies that involve a high degree of judgment and the methods of their application.

Vessel Lives and Impairment

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, the residual value of our vessels and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Vessels held for sale

It is the Company's policy to dispose of vessels or other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups of assets as being held for sale in accordance with Accounting Standards Codification (ASC) 360 "Property, Plant and Equipment" when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet.

Imputed Prepaid/Deferred Revenue

We record identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. We value any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed we must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

Voyage Revenues

The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although our business is with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

Voyage Expenses

By employing our vessels on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

Depreciation

We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel's acquisition, which is estimated at $200 per lightweight ton, which we believe is common in the drybulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Accounting for Financial Instruments

ASC 815 "Derivatives and Hedging" requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820 "Fair Value Measurements and Disclosures", which is more fully discussed in Note 8 to our interim consolidated financial statements. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company has elected not to apply hedge accounting, but to account for the change in fair value as an increase or decrease in other income and expense.

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million of our long term debt discussed in Note 6 to the interim consolidated unaudited financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain derived from the derivative valuation movement is separately reflected in the interim consolidated unaudited statement of income.

During the nine month period ended September 30, 2009, the Company entered into 41 forward freight agreements or FFAs. Such agreements did not qualify for hedge accounting and therefore changes in their value were reflected in earnings. As of September 30, 2009, all FFA positions had been closed.

Fleet employment profile

Please see the information under "Our Fleet" on page 2 of this report.

RESULTS OF OPERATIONS

Nine-Month Period Ended September 30, 2009 Compared to the Nine-Month Period Ended September 30, 2008

Voyage Revenues

Voyage revenue (excluding imputed deferred revenue) for the first nine months of 2009 was $90.2 million. Of our voyage revenues, $63.6 million was earned from our drybulk carriers and $26.6 million was earned from our tanker vessels. For the same period of 2008, voyage revenue was $110.8 million of which $80.1 million was earned by our drybulk carriers and $30.7 million from our tanker vessels. The decrease in revenues is mainly due to the decline in the charter rates of M/V Augusta, M/V Topeka and M/T Olinda and the lost revenue days due to the scheduled drydocking of M/V Helena, M/V Pierre, M/T Tamara and M/T Tigani, which offset the increase in revenues resulted from the increase in the number of vessels from 11 to 13 and the increase in voyage days from 2,990 days in the first nine months of 2008 to 3,341 days in the same period of 2009. This resulted in a TCE rate of $29,652 per day for the nine month period ended September 30, 2009 ($32,839 for the same period in 2008).

Imputed Deferred Revenue

The amortization of imputed deferred revenue for the first nine months of each of 2009 and 2008 amounted to $13.3 million and $7.7 million respectively. Imputed deferred revenue in 2009 includes $6.7 million representing the remaining unamortized portion of the M/V Topeka imputed deferred revenue that was written off due to the early termination of the related charter party.

Voyage Expenses

In the first nine months of 2009, our voyage expenses were $4.5 million, of which $1.1 million relates to our tanker vessels and $3.4 million relates to our drybulk carriers. Voyage expenses for the same period in 2008 amounted to $12.7 million of which $8.4 million related to our tanker vessels and $4.3 million related to our drybulk carriers. This decrease in voyage expenses is mainly attributable to the change in the trading pattern of M/T Olinda after it entered the spot market pool.

Vessel Operating Expenses

For the first nine months of 2009, our vessel operating expenses were $32.8 million of which $20.2 million relates to our drybulk carriers and $12.6 million relates to our tanker vessels. The average daily operating expenses on a fleet basis were $9,313 per vessel ($8,314 per day per drybulk carrier and $11,535 per day per tanker vessel).

For the same period in 2008, our vessel operating expenses were $19.7 million, of which $14.7 million relates to our drybulk carriers and $5 million to our tanker vessels. The average daily operating expenses on a fleet basis were $6,576 per vessel ($5,952 per day per drybulk carrier and $9,468 per day per tanker vessel).

The increased daily operating costs for our vessels in the 2009 period as compared to the 2008 period is attributable to expenses incurred during the drydocking of M/V Helena, M/V Pierre, M/T Tamara and M/T Tigani that due to their nature were charged to operating expenses, the repairs of M/V Lansing, the increase in management fees and the increase in the number of vessels. No dry docking costs were incurred in the first nine months of 2008.

General and Administrative Expenses

For the first nine months of 2009, we incurred $4.2 million of general and administrative expenses, consisting of $1.7 million payroll costs and board of directors' fees, $1.8 million legal, audit and professional fees and $0.7 million office and other expenses.

For the same period in 2008, we incurred $5.6 million of general and administrative expenses, consisting of $1.2 million payroll costs and board of directors' fees, $2.7 million compensation cost, $1.3 million legal and audit fees and $0.4 office and other expenses.

The decrease in general and administrative expense is mainly attributable to the decrease of compensation cost of approximately $2 million, which in the nine month period ended September 30, 2008 included the compensation cost of shares issued to the former Chief Executive Officer of $1.1 million and the cost of $0.9 million related to the vesting of shares issued to the current Chief Executive Officer as a result of the conversion of the subordinated shares; there were no similar costs recognized in the nine month period ended September 30, 2009.

Depreciation

For the first nine months of 2009, we recorded $38.4 million of vessel depreciation charges, consisting of $24.2 million of vessel depreciation charges relating to our drybulk carriers and $14.2 million relating to our tanker vessels.

For the same period in 2008, we recorded $31.0 million of vessel depreciation charges, consisting of $24.6 million vessel depreciation charges relating to our drybulk carriers and $6.4 million relating to our tanker vessels.

The increase in vessel depreciation charges is attributable to the increase in the number of vessels from 11 vessels in the first nine months of 2008 to 13 vessels in the same period of 2009 and the increase of calendar days in 2009.  We expect depreciation to remain stable on a period-by-period basis assuming that we do not acquire additional vessels, which would cause depreciation charges to increase.

Drydocking

We incurred drydocking costs in the first nine months of 2009 of $5.6 million related to the M/V Helena, M/V Pierre, M/T Tamara and M/T Tigani. In the same period of 2008 we did not incur any drydocking costs.

Vessel Lives and Impairment:

Our current fleet consists of eight drybulk carriers and four tanker vessels.  With the exception of the M/T Olinda which is currently employed through a pooling arrangement, we employ all of our vessels on medium- to long-term time charters which, as of November 13, 2009, had remaining durations ranging from five to 58 months.

The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year average historical spot market rates) over the remaining estimated life of the vessel, net of vessel operating expenses, assuming an average annual inflation rate of 2.7%. If the Company's estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. As vessel values are volatile, the actual fair market value of a vessel may differ significantly from estimated fair market values within a short period of time.

Management's current analysis indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Vessel held for sale

On July 10, 2009, the Company signed a Memorandum of Agreement with a third party for the sale of M/V Juneau at a price of $19.9 million. Upon signing of the agreement, the new owners paid 20% of the purchase price in an escrow account until the vessel's delivery to them, which occurred on October 23, 2009. On that date, the advance together with the balance of the sale price was released to the Company. The vessel became charter free before September 30, 2009, and was employed in short voyages and was delivered to its new owners on October 23, 2009, charter free.  The vessel's value was measured at the lower of its carrying amount or fair value less costs to sell and is reflected under Vessel held for sale in our September 30, 2009 unaudited consolidated balance sheet. The estimated loss amounted to approximately $15,543 and included in Loss on sale of vessels in our 2009 consolidated unaudited statement of operations.

Interest and finance costs

For the first nine months of 2009, interest expenses under our secured credit facilities and sellers' credit amounted to $14.0 million (including realized and accrued interest payable on the swap agreements of $5.4 million) and the interest paid amounted to $14.1 million. Effective April 1, 2008, we have fixed the rates applicable to our outstanding borrowings to 6.05% inclusive of margin (see "Quantitative and Qualitative disclosures about Market Risk-Interest Rate Risk" below). For the first nine months of 2008 interest expense amounted to $11.6 million (including realized and accrued interest payable on the swap agreements of $1.3 million) and the interest paid amounted to $8.6 million. Finance costs for the first nine months of 2009, amounted to $1.3 million (including amortization and write-off of financing fees of $0.6 million). Finance costs for the first nine months of 2008 amounted to $0.6 million (including amortization and write-off of financing fees of $0.4 million).

Gain on derivative instruments

Swap Agreements: The total fair value of the derivative instruments as at September 30, 2009 amounted to $12.3 million in liability (excluding accrued interest of $2.1 million) of which $16.1 million change in fair value is included in accumulated deficit as of December 31, 2008 and $3.8 million change in fair value is reflected in Gain on derivative instruments in the interim consolidated unaudited statement of income. The current portion of the total fair value of $7.7 million is included in current liabilities as Derivative liability, while the non-current portion of the total fair value of $4.6 million is included in other non-current liabilities as Derivative liability in the September 30, 2009, interim consolidated unaudited balance sheet.

Gain on forward freight agreements

FFAs: During the nine month period ended September 30, 2009, the gain FFAs amounted to $0.8 million. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings. As of September 30, 2009, there were no open FFA positions.

Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and historically, to pay dividends.

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan. We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering and the Standby Equity Purchase Agreement, or SEPA, and  the Standby Equity Distribution Agreement, or SEDA, discussed in Note 7 to our September 30, 2009 interim consolidated unaudited financial statements, cash from operations and borrowings under our long-term arrangements, discussed in Note 6 to our September 30, 2009 interim consolidated unaudited financial statements. On July 1, 2008, we commenced the offer and sale of common stock under the controlled equity offering of 4,000,000 common shares, which we completed in December 2008 with net proceeds of $50.9 million. On February 3, 2009, we commenced the offer and sale of common stock under the SEPA. Under the SEPA we were permitted to offer and sell such number of our common shares, par value $0.01 per share, equal to $147,885,850. We terminated the SEPA on May 21, 2009. As of that date, 71,850,000 common shares had been sold with net proceeds amounting to $109.9 million. On September 28, 2009, we commenced the offer and sale of common stock under the SEDA. Under the SEDA we are permitted to offer and sell such number of our common share, par value $0.01 per share, equal to $450 million. As of November 17, 2009, we had issued 52,205,508 of our common shares under the SEDA with net proceeds of $62 million.

As of September 30, 2009, we had an outstanding indebtedness of $279.4 million and our aggregate payments of principal due within one year amounted to $45.6 million. Our loans contain a minimum cash requirement of $500,000 per vessel, which, on our current fleet of 12 vessels, amounts to $6 million.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Cash Flows

The following table presents cash flow information for the nine-month periods ended September 30, 2008 and 2009. The information was derived from our consolidated statements of cash flows and is expressed in thousands of U.S. Dollars.

	2008	2009

Net cash provided by operating activities	$69,339	$20,238
Net cash used in investing activities	(65,831)	(40,147)
Net cash provided by financing activities	52,696	33,209
Increase in cash and cash equivalents	56,204	13,300
Cash and cash equivalents beginning of period	19,044	23,069
Cash and cash equivalents end of period	$75,248	$36,369

Net cash provided by operating activities for the nine-month period ended September 30, 2009, was $20.2 million compared to $69.3 million for the same period in 2008. This decrease is mainly attributable to the decrease in revenue for the reasons explained above. Substantially all our cash from operating activities is from revenues generated under our charter agreements.

Net cash used in investing activities for the nine-month period ended September 30, 2009 was $40.1 million, which represents $24.5 million of initial deposits made in connection with the acquisition of M/V Robusto and M/V Cohiba, $56.7 million paid for the acquisition of M/V Partagas and $41.0 million collected from the sale of M/V Lansing and M/V Richmond. Net cash used in investing activities for the nine-month period ended September 30, 2008 was $65.8 million, which represents the amount we paid to acquire the M/T Olinda.

Net cash provided by financing activities for the nine-month period ended September 30, 2009 was $33.2 million. During the nine-month period ended September 30, 2009, we (a) generated $109.4 million from the SEPA and SEDA, (b) drew down $29.6 million under our long-term debt arrangements, (c) made a prepayment of $25 million and also paid the installments due of $33.1 million under our long-term credit facilities, (d) repaid the sellers' credit of $25.0 million and (e) classified as restricted cash $2.5 million to comply with the requirements of our credit facility with DVB and $20.6 million of sale proceeds of M/V Richmond which, pursuant to our agreement with Nordea Bank that vessel sale proceeds may either be used for loan prepayment or be pledged to Nordea Bank pending their use to pay for a replacement vessel, which such sale proceeds were temporarily pledged to Nordea Bank prior to the use thereof in partially financing the replacement vessel M/V Robusto, while we reduced the minimum working capital as per our credit facilities by $0.5 million due to the reduction of the number of vessels from 13 to 12 and (f) we paid financing costs of $0.3 million. Net cash provided by financing activities for the nine-month period ended September 30, 2008 was $52.7 million. During the nine-month period ended September 30, 2008, we (a) generated $36.9 million from our controlled equity offering pursuant to our sales agreement dated June 19, 2008, as later amended, entered into by and between us and Cantor Fitzgerald & Co., (b) drew down $63.4 million under our long-term debt arrangements that partially financed the acquisition of M/T Olinda, (c) paid the first installment of our long-term debt of $7.5 million, (d) paid dividends and financing costs of $34.5 million, (e) classified $5.5 million as restricted cash to comply with liquidity requirements of our credit facility with Nordea Bank and (f) paid financing costs of $0.1 million.

Adjusted EBITDA

EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA excludes loss on sale of vessels. We use adjusted EBITDA because we believe that adjusted EBITDA is a basis upon which liquidity can be assessed and because we believe that adjusted EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness. We also use adjusted EBITDA (excluding drydock costs) in our credit facility agreements to measure compliance with our loan covenants. For description of our loan covenants, please see "Our Loan Agreement Covenants".

EBITDA and adjusted EBITDA are non-GAAP measures and have limitations as an analytical tools, and should not be considered in isolation or as a substitute for analysis of OceanFreight's results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA and adjusted EBITDA do not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA and adjusted EBITDA should not be considered as a principal indicator of OceanFreight's performance.

The following table reconciles net cash provided by operating activities to adjusted EBITDA for the nine-month periods ended September 30, 2008 and 2009, as adjusted for the losses on sale of vessels:

(Dollars in thousands)	2008	2009

Net cash provided by operating activities	$69,339	$20,238
Net increase in current assets, excluding cash and cash equivalents and vessel held for sale	1,648	12,981
Net increase in current liabilities, excluding derivative liability, current portion of long term debt, sellers credit and imputed deferred revenue current portion	(6,537)	(3,651)
Net interest expense	11,443	15,093
Amortization of deferred financing costs included in Net Interest expense	(356)	(575)
Adjusted EBITDA	$75,537	$44,086

Working Capital Position

On September 30, 2009, our current assets excluding the vessel held for sale of $20.2 million totaled $69.8 million while current liabilities (excluding imputed deferred revenue of $2.7 million) totaled $71.0 million, resulting in a negative working capital position of $1.2 million. Based on our fixed-rate charters, we believe we will generate sufficient cash during 2009 to make the required principal and interest payment on our indebtedness, provide for the normal working capital requirements and remain in a positive cash position for at least one year after September 30, 2009.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 18.4% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At September 30, 2009, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

Inflation Risk

We do not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of our Nordea Credit facility we have fixed our interest rate at 6.05% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at September 30, 2009 that are sensitive to changes in interest rates. See Notes 6 and 8 to our unaudited interim consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2009	2010	2011	2012	2013 and thereafter

	(in thousands of U.S. Dollars except for percentages)
Long-term debt
Repayment amount	13,750	45,139	40,264	40,826	139,444
Variable interest rate	0.59%	0.61%	1.96%	3.04%	3.52%
Average interest rate (1)	3.55%	3.55%	3.55%	3.55%	3.55%
Interest rate derivatives
Swap notional amount (1)	272,111	277,800	241,912	206,029	170,145
Average pay rate (1)	3.55%	3.55%	3.55%	3.55%	3.55%
Average receive rate (1)	1.20%	1.21%	1.41%	2.12%	2.71%
____________

(1)
On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreement, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.

Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

Concentration of credit risk

For the nine-month periods ended September 30, 2008 and 2009, the following charterers accounted for 10% or more of the Company's revenues as follows:

Charterer	%		Reportable segment
	2008	2009
A	21	-	Drybulk
B	13	16	Drybulk
C	13	12	Drybulk
D	12	14	Drybulk
E	-	10	Drybulk

Contractual obligations:

The following table sets forth our contractual obligations and their maturity date going forward as of September 30, 2009 on a calendar year-end basis:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)
Long term debt (1)	$13,750	$85,403	$76,715	$103,555	$279,423
IT services (2)	38	304	191	-	533
Office lease (3)	22	173	147	-	342
Total	$13,810	$85,880	$77,053	$103,555	$280,298

(1)
As further discussed in our September 30, 2009 interim consolidated unaudited financial statements the outstanding balance of our long-term debt at September 30, 2009, was $279.4 million. The loans bear interest at LIBOR plus a margin. Estimated interest payments are not included in the table above.

(2)
As further discussed in our September 30, 2009 interim consolidated unaudited financial statements; we have entered into a services agreement with Cardiff Marine Inc., or Cardiff, for a period of five years. Pursuant to this agreement Cardiff provides, among other services, services in connection with Information Technology (IT) support.

(3)
As further explained in our September 30, 2009 interim consolidated unaudited financial statements, we have entered into two lease agreements for our office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou which terminates upon mutual agreement of the parties. The second lease, which expires in August 2013, relates to office facilities that are currently under renovation.

SK 25754 0002 1048018 v2

OCEANFREIGHT INC.

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2008 and September 30, 2009 (Unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31, 2008	September 30, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,069	$36,369
Restricted cash	-	23,100
Receivables	2,073	3,984
Inventories	1,338	1,062
Prepayments and other	2,197	5,303
Vessel held for sale	-	20,238
Total current assets	28,677	90,056

FIXED ASSETS, NET:

Advances for vessels acquisitions	-	24,500
Vessels, net of accumulated depreciation of $56,838 and $70,742, respectively	587,189	493,675
Other, net of accumulated depreciation of $31 and $78, respectively	159	111
Total fixed assets, net	587,348	518,286

OTHER NON CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $1,634 and $2,209, respectively	2,081	1,531
Restricted cash	6,511	6,011
Other	953	9,193

Total assets	$625,570	$625,077

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	60,889	45,576
Accounts payable	1,767	2,853
Due to related parties	111	750
Accrued liabilities	9,731	12,720
Unearned revenue	1,822	1,356
Sellers’ credit	25,000	0
Derivative liability	6,771	7,749
Imputed deferred revenue, current portion	10,290	2,743
Total current liabilities	116,381	73,747

NON-CURRENT LIABILITIES
Derivative liability, net of current portion	9,376	4,572
Imputed deferred revenue, net of current portion	5,741	-
Long-term debt, net of current portion	247,111	233,847
Total non-current liabilities	262,228	238,419

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, nil shares issued and outstanding	-	-
Common Shares, par value $0.01; 95,000,000 and 1,000,000,000 shares authorized at December 31, 2008 and September 30, 2009, respectively, 18,544,493 and 90,394,493 shares issued and outstanding at December 31, 2008 and September 30, 2009, respectively.	185	904
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, nil shares issued and outstanding.	-	0
Additional paid-in capital	271,824	380,560
Accumulated deficit	(25,048)	(68,553)
Total stockholders' equity	246,961	312,911
Total liabilities and stockholders' equity	$625,570	$625,077

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Operations
For the nine-month periods ended September 30, 2008 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2009
REVENUES:
Voyage revenue	$110,847	$90,234
Gain on forward freight agreements	-	833
Imputed deferred revenue	7,724	13,288
	118,571	104,355
EXPENSES:
Voyage expenses	(12,657)	(4,455)
Vessels’ operating expenses	(19,707)	(32,783)
General and administrative expenses	(5,632)	(4,217)
Survey and dry-docking costs	-	(5,570)
Depreciation	(31,029)	(38,468)
Loss on sale of vessel	-	(51,100)
Operating income/(loss)	49,546	(32,238)

OTHER INCOME (EXPENSES):
Interest income	685	255
Interest and finance costs	(12,128)	(15,348)
Gain on derivative instruments	1,186	3,826

Total other expenses	(10,257)	(11,267)

Net Income/(loss)	$39,289	$(43,505)

Earnings/(loss) per common share, basic and diluted	$2.98	$(0.75)
Weighted average number of common shares, basic and diluted	13,168,675	58,390,830

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Statements of Stockholders’ Equity
For the nine-month periods ended September 30, 2008 and 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

Additional paid-in capital
	Comprehensive Income	Common Shares		Subordinated Shares			Accumulated Deficit
		# of shares	Par value	# of shares	Par value			Total

BALANCE, December 31, 2007		12,394,079	$124	2,063,158	$21	$218,263	$(4,998)	$213,410
- Net income	$39,289	-	-	-	-		39,289	39,289
- Proceeds from controlled equity offering		1,878,00	19	-	-	36,914		36,933
- Stock based compensation expense	-	52,105	-	85,150	1	2,685	-	2,686
- Cancellation of stock	-	(7,894)	-	(42,105)	(1)	1	-	-
- Conversion of subordinated stock		2,106,203	21	(2,106,203)	(21)	-	-	-
- Cash dividends		-	-	-	-	-	(34,499)	(34,499)
- Comprehensive income	$39,289	-	-	-	-	-	-	-

BALANCE, September 30, 2008		16,422,493	$164	-	$-	$257,863	$(208)	$257,819

BALANCE, December 31, 2008		18,544,493	$185	-	$-	$271,824	$(25,048)	$246,961
- Net loss	$(43,505)	-	-	-	-	-	(43,505)	(43,505)
- Proceeds from standby equity purchase and distribution agreements, net of related costs	-	71,850,000	719	-	-	108,692	-	109,411
- Stock based compensation expense	-	-	-	-	-	44	-	44
- Comprehensive income	$(43,505)

BALANCE, September 30, 2009		90,394,493	904	-	-	380,560	(68,577)	312,911

The accompanying notes are an integral part of these consolidated unaudited financial statements.

OCEANFREIGHT INC.
Consolidated Unaudited Interim Statements of Cash Flows
For the nine-month periods ended September 30, 2008 and 2009
(Expressed in thousands of U.S. Dollars)

	2008	2009
Cash Flows from Operating Activities:
Net income/(loss):	$39,289	$(43,505)
Adjustments to reconcile net income to net cash from operating activities:

Depreciation	31,029	38,468
Amortization of financing costs	356	575
Amortization of imputed deferred revenue	(7,724)	(13,288)
Amortization of stock based compensation	2,686	44
Loss on sale of vessels		51,100
Gain on derivative instruments	(1,186)	(3,826)

(Increase) / Decrease in
Receivables	(117)	(1,911)
Inventories	(209)	276
Prepayments and other	(1,322)	(3,106)
Other assets	-	(8,240)
Accounts payable	(1,115)	1,086
Due to related parties	39	639
Accrued liabilities	5,228	2,392
Unearned revenue	2,385	(466)
Net Cash provided by Operating Activities	69,339	20,238

Cash Flows from Investing Activities:
Advances for vessels acquisition	-	(24,500)
Additions to vessel cost	(65,745)	(56,665)
Net proceeds from sale of vessel	-	41,018
Other	(86)	-
Net Cash used in Investing Activities	(65,831)	(40,147)

Cash Flows from Financing Activities:
Proceeds from Standby Equity Purchase and Distribution Agreements, net of related costs	-	109,411
Controlled Equity Offering, net of related costs	36,933	-
Proceeds from long-term debt	63,400	29,562
Repayment of long term debt	(7,500)	(58,139)
Repayment of sellers’ credit	-	(25,000)
Cash dividends	(34,499)	-
Increase in restricted cash	(5,500)	(22,600)
Payment of financing costs	(138)	(25)
Net Cash provided by Financing Activities	52,696	33,209

Net increase in cash and cash equivalents	56,204	13,300

Cash and cash equivalents at beginning of period	19,044	23,069

Cash and cash equivalents at end of period	$75,248	$36,369

SUPPLEMENTAL INFORMATION
Cash financing activities:
Cash paid during the period for interest	$8,642	$14,140

The accompanying notes are an integral part of these interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited interim consolidated financial statements include the accounts of OceanFreight Inc. ("OceanFreight") and its wholly owned subsidiaries (collectively, the "Company"). OceanFreight was incorporated on September 11, 2006 under the laws of the republic of the Marshall Islands. In late April 2007, OceanFreight completed its initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216,794. The Company's common shares are listed on the NASDAQ Global Market.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels. Effective May 2009, the Company is also engaged in Forward Freight Agreements (FFA) trading activities.

As of September 30, 2009, the technical and commercial management of the Company's fleet is contracted under separate management agreements to Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company (Note 3). Previously, the technical management of the drybulk carriers was assumed by Wallem Ship Management Ltd. ("Wallem"), while the technical management of the tanker vessels and the commercial management of all vessels was assumed by Cardiff. In connection with the FFA trading activities, the Company has appointed Cardiff as its broker (Note 3).

The accompanying interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's financial statements for the year ended December 31, 2008 included in the Company's Annual Report on Form 20-F filed with the Securities Exchange and Commission on March 23, 2009.  These interim consolidated unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information - (continued):

The Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries, each of which is domiciled in the Marshall Islands:

Company name	Vessel name	Deadweight Tonnage (in metric tons)	Year Built	Acquisition date
Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanwealth Owners Limited	M/V Pierre	70,316	1996	June 6, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanresources Owners Limited (i)	M/V Juneau	149,495	1990	June 29, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanclarity Owners Limited	M/T Pink Sands	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008
Ocean Faith Owners	M/T Tigani	95,951	1991	October 14, 2008
Ocean Blue Spirit Owners Inc.	M/T Tamara	95,793	1990	October 17, 2008
Oceanwave Owners Limited	M/V Partagas	173,880	2004	July 30, 2009
Oceanpower Owners Inc. (ii)			-	-
Oceanrunner Owners Limited (ii)			-	-
Oceanfire Owners Inc. (ii)			-	-
Freightwise Investment Ltd (iii)			-	-

Companies with vessels sold

Oceanstrength Owners Limited	Owner of M/V Lansing sold on July 1, 2009
Oceanprime Owners Limited	Owner of M/V Richmond sold on September 30, 2009

(i) M/V Juneau was sold on October 23, 2009 (Note 14)

(ii) Oceanpower Owners Inc., Oceanrunner Owners Limited and Oceanfire Owners Inc.,  were established during 2009 to serve as vessel owning companies for vessels to be acquired by the  Company  (Notes 5 and 14).

(iii) Freightwise Investment Ltd was established in 2009 to serve as our FFA trading company (Note 8).

For the nine-month periods ended September 30, 2008 and 2009 the following charterers accounted for 10% or more of the Company’s revenues as follows:

Charterer	%		Reportable segment (Note 13)
	2008	2009
A	21	-	Drybulk
B	13	16	Drybulk
C	13	12	Drybulk
D	12	14	Drybulk
E	-	10	Drybulk

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.    New Accounting Pronouncements:

Effective July 2009, the Financial Accounting Standards Board (FASB) codified accounting literature into a single source of authoritative accounting principles, except for certain authoritative rules and interpretive releases issued by the Securities and Exchange Commission. Since the codification did not alter existing U.S. GAAP, it did not have an impact on our Unaudited Interim Consolidated Financial Statements.

The Company has adopted the following new accounting pronouncements in the current fiscal year.

In December, 2007, the Financial Accounting Standard Board (the "FASB") issued guidance for business combinations designed to improve the relevance, representational fairness, comparability and information that a reporting entity provides about a business combination and its effects. The guidance establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. The guidance applies to all transactions in which an entity obtains control of a business and became effective for the Company for acquisitions on or after January 1, 2009. We have adopted the guidance for any business combinations occurring at or subsequent to January 1, 2009. As of September 30, 2009, the adoption of the guidance did not have any effect on our unaudited consolidated statement of financial position, results of operations or cash flows.

In December 2007, the FASB issued new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the guidance is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. The guidance is effective as of the beginning of an entity's fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. The guidance became effective for the Company for the fiscal year beginning January 1, 2009. As of September 30, 2009 the guidance did not have any effect on our interim consolidated unaudited financial statements

In March 2008, the FASB issued guidance for disclosures about derivative instruments and hedging activities. The guidance requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  The Company adopted the guidance in the first quarter of 2009 and the adoption did not have a significant effect upon our unaudited interim consolidated financial statements.

In April 2009, the FASB issued new guidance requiring disclosures about fair value of financial instruments for interim reporting periods.  The new guidance is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009.  The adoption of the new guidance did not have a significant effect upon our interim consolidated unaudited financial statements.

In May 2009, the FASB issued guidance for recognized and non-recognized subsequent events that occur after the balance sheet date, but before the financial statements are issued. The new guidance also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The new guidance would apply to both interim financial statements and annual financial statements ending after June 15, 2009. The Company adopted the new guidance in the second quarter of 2009 and its adoption did not have a significant effect upon our interim consolidated unaudited financial statements.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.    New Accounting Pronouncements - (continued):

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities (VIE). The revised guidance replaces the quantitative-based risks and rewards calculation for determining the primary beneficiary of a VIE with a qualitative approach that focuses on identifying which enterprise has a controlling financial interest in a VIE. The primary beneficiary of a VIE has both the: (1) power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE. Additionally, the revised guidance requires ongoing assessments of whether an enterprise is the primary beneficiary of a VIE and also requires enhanced disclosures. This guidance shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect the adoption of the new guidance to have an effect on our interim consolidated unaudited statement of financial position, results of operations or cash flows.

3.      Transactions with Related Parties:

(a)
Cardiff Marine Inc. ("Cardiff"): The Company uses the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of the Company's fleet. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's CEO and Interim CFO, and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

Cardiff is engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements, the Company pays a daily management fee per vessel, a daily superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance of repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index.

The Company has also entered into a services agreement with Cardiff, dated May 15, 2008 and amended on October 21, 2008, which replaced the then existing agreement, whereby Cardiff provided supervisory services for the vessels whose technical manager was Wallem in exchange for a daily fee of $0.15 (€100) per vessel. Effective July 2009, Cardiff ceased providing such services as it assumed the management of all of the Company's vessels previously managed by Wallem. Cardiff also provides other services under this agreement for which the Company pays additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by Cardiff, (3) a commission of 1.25% of charterhire agreements arranged by Cardiff, (4) an information technology fee of $38 (€26,050) per quarter and (5) a fee of $0.730 (€500) per vessel per day in exchange for any vessel inspection services performed in connection with a possible purchase. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. The Company also reimburses Cardiff for any out-of-pocket expenses at cost plus 10%.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties – (continued):

Cardiff collects a daily management fee per vessel of $1.102 (€755) and $1.255 (€860) for the drybulk carriers and tankers, respectively.  Furthermore, based on the management agreements with Cardiff the Company has made a security payment of $8,250, representing managed vessels' operating expenses and management fees for three months which will be settled when the agreements terminate, however, in case of a change of control the amount is not refundable. This amount has been classified under non current assets in the accompanying September 30, 2009 consolidated unaudited balance sheet.

In May 2009, the Company entered into a service agreement with Cardiff, according to which, Cardiff collects a 0.15% brokerage commission on the Company’s FFA trading transactions.

The fees charged by Cardiff for the nine-month periods ended September 30, 2008 and 2009 are as follows:

Nature of charge	2008	2009	Included in

Management fees	$ 1,020	$ 3,234	Vessel operating expenses - Statement of Operations
Commission on charterhire agreements	501	452	Voyage expenses - Statement of Operations
Commission on FFA trading	-	32	Gain on forward freight agreement – Statement of Operations
Commission on purchase of vessels	650	560	Vessels, net - Balance Sheet
Commission on sale of vessel	-	625	Impairment loss on vessel held for sale – Statement of Operations

At December 31, 2008 and September 30, 2009, $111 and $750, respectively, are payable to Cardiff, and are reflected in the accompanying consolidated unaudited balance sheets as Due to related parties. In addition, $18 and $1,561 due to Cardiff as at December 31, 2008 and September 30, 2009, respectively, relating to the operations of the vessels under Cardiff’s management, are included in Accounts payable in the accompanying consolidated unaudited balance sheets.

(b)
Transbulk 1904 AB ("Transbulk"): The vessel M/V Richmond was employed on a time charter with Transbulk for a period of 24 to 28 months at gross charter rate of $29.1 per day. On August 1, 2009, the vessel was redelivered to the Company due to early termination of the charter party. The vessel M/V Lansing was employed under a time charter with Transbulk until June 29, 2009 (the vessel was sold on July 1, 2009) at a gross charter hire of $24 per day. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors.

(c)
Heidmar Trading LLC: On October 14, 2008, the M/T Tigani commenced her time charter employment with Heidmar Trading LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of approximately one year at a gross daily rate of $29.8. In addition, the Company’s Chief Executive Officer and Interim Chief Financial Officer is a member of its Board of Directors.

(d)
Tri-Ocean Heidmar Tankers LLC: On October 17, 2008, the M/T Tamara, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar Tankers LLC is owned by Heidmar Inc., which is 49% owned by a company associated with Mr. George Economou who is also the chairman of the Board of Directors of Heidmar Inc. In addition, the Company’s Chief Executive Officer and Interim Chief Financial Officer is a member of the Board of Directors of Heidmar Inc.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties – (continued):

(e)
Blue Fin Tankers Inc. ("Blue Fin") pool: On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. which is 49% owned by a company associated with Mr. George Economou who is also the chairman of the Board of Directors of Heidmar Inc. In addition, the Company’s Chief Executive Officer and Interim Chief Financial Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $928.4. As of December 31, 2008 and September 30, 2009 the Company had a receivable from the pool, including the working capital, of $939.6 and $2,112, respectively, and is included in prepayments and other assets in the accompanying consolidated unaudited balance sheets. The revenue of M/V Olinda deriving from the pool amounted to nil and $6,015 as of September 30, 2008 and 2009, respectively and is included in Voyage revenue expenses in the accompanying consolidated unaudited statements of operations.

(f)
Lease agreement: The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 0.680 ($0.992 at the September 30, 2009 exchange rate). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the nine-month periods ended September 30, 2008 and 2009 amounted to $9.4 and $8.3, respectively and is included in General and Administrative expenses in the accompanying consolidated unaudited statements of operations.

(g)
Acquisition of Vessels: In January and October 2008 the Company took delivery of the tanker vessels M/T Olinda, M/T Tigani and M/T Tamara from interests associated with Mr. George Economou for an aggregate consideration of $144,000. The purchase price was financed by a sellers’ unsecured credit of $25,000 ($12,000 for the M/T Tamara and $13,000 for the M/T Tigani) and the Company’s own funds. The sellers’ credit is payable 18 months after the physical delivery of the vessel and bears interest at 9.0% per annum for the amount relating to the M/T Tamara and 9.5 % per annum for the amount relating to the M/T Tigani (Note 6). The total interest paid in this respect amounted to $639 at September 30, 2009. The Company also paid Cardiff $1,440 representing a 1% commission on the vessels’ purchase price.

As provided in the Memorandum of Agreements of M/T Tigani and M/T Tamara, following the resignation of one of the Company's directors on November 25, 2008, the sellers of the vessels had the right to demand the immediate payment of the Sellers' Credit of $25,000. The sellers of the above vessels on December 9, 2008, waived their contractual right to demand prompt prepayment of the Sellers' Credit until the amendment of the Nordea Facility became effective (the "Amendatory Agreement") (Note 6). On February 6, 2009, following the effectiveness of the Amendatory Agreement with Nordea, the sellers of the M/T Tigani and M/T Tamara exercised their option, and requested the repayment of the sellers’ credit to be made in cash from the proceeds of the Standby Equity Purchase Agreement discussed in Note 7 as also provided in the Amendatory Agreement, and waived their option for the settlement of the Sellers’ Credit of $25.0 million in the form of the Company’s common stock at any date, effective December 9, 2008. As of September 30, 2009, the Company had fully repaid the Sellers’ Credit.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

4.      Vessel held for sale:

It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with the Accounting Standards Codification (ASC) 360 "Property, Plant and Equipment" of ASC, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet.

On July 10, 2009, the Company signed a Memorandum of Agreement with a third party for the sale of M/V Juneau at a price of $19,900. Upon signing of the agreement, the new owners paid 20% of the purchase price into an escrow account until the vessel's delivery to them. The vessel was delivered to her new owners charter free on October 23, 2009 (Note 14).The Company has classified the vessel as "held for sale" in the accompanying September 30, 2009 unaudited consolidated balance sheet on the basis that the vessel was released from its time charter obligations before September 30, 2009. The estimated loss of approximately $15,543 is included in "Loss from sale of vessels" in the accompanying 2009 consolidated unaudited statement of operations.

5.      Vessels, Net:

The amount in the accompanying September 30, 2009 consolidated unaudited balance sheet is analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$644,027	$(56,838)	$587,189
Additions	56,665	(38,421)	18,244
Vessel held for sale (Note 4)	(47,281)	12,101	(35,180)
Vessels sold	(88,994)	12,416	(76,578)
Balance September 30, 2009	$564,417	$(70,742)	$493,675

The memoranda of agreement associated with the acquisition of vessels, M/V Austin, M/V Pierre, M/V Trenton and M/V Topeka in 2007 stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,346, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the nine-month periods ended September 30, 2008 and 2009 amounted to $5,131 and $13,288, respectively and is separately reflected in the accompanying consolidated unaudited statements of operations. Following the termination of the charter party of M/V Topeka on July 22, 2009 due to its charterer's inability to continue the chartering of the vessel, the remaining unamortized imputed revenue of $6,681 was written off and is included in "Imputed deferred revenue" in the accompanying consolidated unaudited statements of operations.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

5.      Vessels, Net - continued:

On May 21, 2009, the Company signed a Memorandum of Agreement with a third party for the sale of M/V Lansing at a price of $21,950. The vessel was delivered to its new owners on July 1, 2009. The sale of the vessel resulted in a loss of $14,770 and is included in "Loss from sale of vessels" in the accompanying consolidated unaudited statements of operations.

On May 29, 2009, the Company entered into various agreements with third parties to purchase a 2001 built Panamax bulk carrier (75,000 dwt) for an aggregate price of $25 million, with expected delivery by September 2009 and with a time charter attached at a daily gross hire rate of $13.15 for a maximum period of three months from the date of expected delivery. The transaction was subject to the approval of the sellers' lenders, which was not obtained, and as a result, the transaction has been terminated.

On June 26, 2009, the Company signed a Memorandum of Agreement with a third party to purchase the 2004 Capesize bulk carrier (173,880 dwt) M/V Partagas for an aggregate price of $56 million. The vessel was delivered on July 30, 2009 and commenced a three year time charter at a gross daily rate of $27.5. The purchase price of the vessel was financed by equity raised under our SEPA agreement and using the existing Nordea revolving credit facility.

On July 8, 2009, the Company signed a Memorandum of Agreement with a third party to purchase the 2006 Capesize bulk carrier (173,949 dwt) M/V Robusto for an aggregate price of $61,250. The vessel was delivered on October 19, 2009 and commenced a minimum five year time charter at a gross daily rate of $26 (Note 14). The purchase price of the vessel was financed by equity raised under our SEDA agreement and using the existing Nordea revolving credit facility. Upon signing the agreement, the Company made an advance payment, representing the 20% of the vessel's purchase price, amounting to $12,250 included in "Advances for vessels acquisitions" in the accompanying consolidated balance sheet.

On July 18, 2009, the Company signed a Memorandum of Agreement with a third party to purchase a 2006 Capesize bulk carrier (174,200 dwt) M/V Cohiba for an aggregate price of $61,250. The vessel is scheduled to be delivered no later than December 31, 2009. The vessel has been fixed under a minimum five year time charter that will commence upon the vessel's delivery at a gross daily rate of $26.25. The purchase price of the vessel will be financed by equity to be raised under our SEDA agreement and using the existing Nordea revolving credit facility. Upon signing the agreement, the Company made an advance payment, representing 20% of the vessel's purchase price, amounting to $12,250 included in "Advances for vessels acquisitions" in the accompanying consolidated balance sheet.

On August 7, 2009, the Company signed a Memorandum of Agreement with a third party for the sale of M/V Richmond at a price of $20.6 million. The vessel was delivered to its new owners on September 30, 2009. The sale of the vessel resulted in a loss of $20,787 and is included in "Loss from sale of vessels" in the accompanying interim consolidated unaudited statements of operations.

On September 30, 2009, the Company signed a Memorandum of Agreement with a third party to purchase a 2005 Capesize bulk carrier (180,263 dwt) M/V Montecristo for an aggregate price of $49,500. The vessel is scheduled to be delivered between April 1, 2010 and June 30, 2010. The vessel has been fixed under a minimum four year time charter that will commence upon the vessel's delivery at a gross daily rate of $23.50 for the initial four-year period. The charterer has the option to extend the charter period for an additional four years escalated to a gross daily rate of $24.5. The purchase price of the vessel will be financed by equity raised under our SEDA agreement, from cash and/or from other forms of financing (Note14).

The Company's vessels have been pledged as collateral to secure the bank loan discussed in Note 6.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.      Long-term Debt:

Credit Facility with Nordea Bank Norge ASA

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA ("Nordea"), for a $325,000 Senior Secured Credit Facility (the "Facility" or the "Nordea Facility") for the purpose of refinancing the then outstanding balance of $118,000 of a facility with Fortis Bank concluded in June 2007, to partially finance the acquisition cost of vessels M/V Trenton, M/V Pierre, M/V Austin, M/V Juneau, M/V Lansing, M/V Helena, M/V Topeka, M/V Richmond and M/T Pink Sands and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the Facility on February 12, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Facility.

On January 9, 2009, the Company entered into an amendatory agreement to its Nordea Credit Facility which became effective on January 23, 2009 and waived the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduced the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver is effective from the date the breach occurred, which is December 9, 2008. Under the terms of the amendatory agreement the Company on January 23, 2009, made a prepayment of $25,000 and, among other requirements, is also required (i) to ensure that under the reduced collateral maintenance coverage ratio, the aggregate fair market value of the vessels in the Company's fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel's sale or insurance proceeds from a vessel's loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company's DVB credit facility, be not less than (a) 90% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (ii) to pay interest at an increased margin over LIBOR; (iii) to suspend the payment of dividends; and (iv) to pay the sellers' credit only with the proceeds of new equity offerings or, common shares, which the seller may request at any time, (v) from the closing date and until all commitments are terminated and all amounts due under the Facility have been repaid, the weighted average age of the vessels(weighted by the fair market value of the vessels) shall not exceed 18 years; if any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels and (vi) liquidity must be at least $500 multiplied by the number of vessels owned.

As provided in the Credit Facility, in the case of a sale of a vessel the Company has the option of either using the sale proceeds for the prepayment of the loan or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Lansing and M/V Richmond to partially finance the acquisition of M/V Partagas and M/V Robusto respectively. The sale proceeds of Richmond of $20,600 have been classified under restricted cash in the accompanying consolidated balance sheet and will be used to partially finance the acquisition of M/V Cohiba (Note 5).

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.           Long-term Debt – (continued)

The amended Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000 of which the Company utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of vessels and for working capital purposes. As of September 30, 2009, the balance of Tranche A will be reduced or repaid in 12 semi-annual equal installments in the amount of $11,000 each and a balloon installment in an amount of $40,000.

Tranche B is a Term Loan Facility in a maximum amount of $125,000 which was fully utilized to partially finance the acquisition of vessels. As of September 30, 2009, the balance of Tranche B is repayable in 12 equal consecutive semi annual installments in the amount of $6,944 each and a balloon installment in the amount of $2,778.

The Facility is secured with first priority mortgages over the vessels and second priority mortgages on the M/T Tamara and M/T Tigani, first priority assignment of vessels' insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares.

Loan agreement with DVB Bank SE

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE ("DVB") for a secured term loan facility ("Loan" or "DVB loan") for an amount of $29.56 million, which was fully drawn in January 2009. The Company used the proceeds of the Loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to its Nordea credit facility. The balance of the Loan at September 30, 2009 is repayable in quarterly variable installments as follows: one installment of $2.75 million each, followed by four installments of $2.31 million each, followed by eight installments of $1.09 million each, plus a balloon installment of $0.6 million payable together with the last installment. The Loan bears interest at 3.0% over LIBOR. The Loan is secured with first preferred mortgages on the M/T Tamara and M/T Tigani, a corporate guarantee by the Company, assignment of earnings and insurances and a pledge of shares of the borrowers. The Loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders' equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the Loan of up to 50% of quarterly net profits. The Loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the Loan agreement, the Company paid an upfront fee of $443.5, which was included in "Deferred Financing fees" in the accompanying December 31, 2008 consolidated balance sheet.

As at September 30, 2009, the Company estimates that the aggregate charter free fair market value of the two vessels under the Loan agreement with DVB was approximately 129% of the aggregate outstanding Loan balance. Management does not expect that the bank will request additional security from the Company, since upon repayment of the next scheduled Loan installment of $2,750, which is due on December 14, 2009, the Company will be in compliance with the aforementioned covenant, assuming no deterioration in the current fair market values of the two vessels.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

The table below shows the repayment schedule of the loan balances as of September 30, 2009 on a calendar year-end basis.

	Nordea Tranche A	Nordea Tranche B	DVB	Total
2009	$11,000	-	$2,750	$13,750
2010	22,000	13,889	9,250	45,139
2011	22,000	13,889	4,375	40,264
2012	22,000	13,889	4,937	40,826
2013	22,000	13,889	-	35,889
2014 and thereafter	73,000	30,555	-	103,555
	$172,000	$86,111	$21,312	$279,423

Total interest expense and commitment fees on long-term debt for the nine-month periods ended September 30, 2008 and 2009 amounted to $11,563 and $13,364, respectively, and is included in Interest and finance costs (Note 12) in the accompanying consolidated unaudited statements of operations. The Company's weighted average interest rates (including the margin) for the nine-month periods ended September 30, 2008 and 2009 was 4.14% and 3.75%, respectively.

7.      Share Capital:

Stockholders' Rights Agreement: On April 17, 2008, the Company approved a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. Class A common stock, par value U.S. $0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the Company's common stock or (2) the 10th business day (or such later date as determined by the Company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $100 (the "Exercise Price") a fraction (1/1000th) of one share of the Company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 20% of the Company's common stock then each holder of a right (except an Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company's common stock and before that Acquiring Person acquires more than 50% of the Company's outstanding common stock, the Company may exchange each right owned by all other rights holders, in whole or in part, for one share of the Company's common stock. The Company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company's common stock, or the expiration date. The rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.

Subordinated Shares (Class B common shares): Following the dividend payment on August 14, 2008 in the amount of $0.77 per share in respect of the second quarter of 2008, the Company satisfied the provisions under its Amended and Restated Articles of Incorporation for the early conversion of all of its issued and outstanding Class B common shares into Class A common shares on a one-for-one basis. Accordingly, on August 15, 2008 the then issued and outstanding 2,085,150 Class B common shares were converted into Class A common shares on a one-for-one basis.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.      Share Capital - continued:

Dividends: During the nine-month period ended September 30 2008, the Company paid dividends of $34,499. No dividends were paid during the nine-month period ended September 30, 2009. On December 12, 2008, the Board of Directors determined, after careful consideration of various factors, including the current recession in the shipping market, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital.

Standby Equity Purchase Agreement — ("SEPA"): On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147.9 million of its common shares, par value $0.01 per share. In accordance with the terms of the SEPA, the Company sold 71,850,000 common shares with net proceeds amounting to $109,909. YA Global received a discount equal to 1.5% of the gross proceeds or $1,674. The SEPA was terminated on May 21, 2009. Of the SEPA proceeds, $25,000 was used to fully repay the sellers' credit of the M/T Tamara and M/T Tigani, discussed in Note 3(g).

Amendment of the Company's Articles of Incorporation: On July 13, 2009, during the Company's  annual general meeting of shareholders, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the Company's authorized common shares from ninety-five million (95,000,000) common shares to one billion (1,000,000,000) common shares.

Standby Equity Distribution Agreement — ("SEDA"): On July 24, 2009, the Company entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450,000 of the Company's common shares to YA Global. The SEDA commenced on September 28, 2009 and has a duration of three years. YA Global is entitled to receive a discount equal to 1.5%. As of September 30, 2009, no shares had been sold (Note 14).

As of September 30, 2009, the Company's issued and outstanding stock amounted to 90,394,493 common shares.

8.      Financial instruments:

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company's lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under Topic 815 "Derivatives and Hedging" of ASC and, consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at September 30, 2009, is determined based on observable Level 2 inputs, as defined in Topic 820 "Fair Value Measurements and Disclosures" of ASC, derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments as of December 31, 2008 amounted to a liability of $16,147 (excluding accrued interest receivable of $259), of which the current and non-current portions of $6,771 and $9,376 respectively, are included in current and non-current derivative liabilities in the consolidated unaudited balance sheet as of December 31, 2008. The fair value of these instruments as of September 30, 2009 amounted to a liability of $12,321(excluding accrued interest payable of $2,113), of which the current and non-current portions of $7,749 and $4,572 respectively, are included in current and non-current derivative liabilities in the accompanying consolidated unaudited balance sheet as of September 30, 2009. The change in the fair value of these instruments for the nine-month periods ended September 30, 2008 and 2009, resulted in an unrealized gain of $1,186 and $3,826, respectively and is reflected under Gain on derivative instruments in the accompanying consolidated unaudited statement of operations.

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

8.      Financial instruments- (continued):

As of September 30, 2009, no fair value measurements for assets under Level 1 and Level 3 input hierarchy were recognized in the Company's interim consolidated unaudited financial statements.

During the nine month period ended September 30, 2009, the Company entered into forward freight agreements ("FFAs"). Such agreements did not qualify for hedge accounting and therefore changes in their value were reflected in earnings. During the nine month period ended September 30, 2009 the gain from FFA trading amounted to $833 and is separately reflected in the accompanying consolidated unaudited statement of operations. As of September 30, 2009, all FFA positions had been closed.

9.      Stock based compensation:

On September 24, 2007, the Company reserved 5,150 restricted subordinated shares, vesting 25% semi-annually, to Seabert Shipping Co., a company providing consulting services to the Company in connection with the duties of the former Chief Operating Officer which is controlled by the former Chief Operating Officer. The shares were issued on March 13, 2008. Following the resignation of the Chief Operating Officer in March 2009, the shares vested immediately, pursuant to a resolution of the Board of Directors.

On February 12, 2008 the Company granted 80,000 restricted subordinated shares, vesting 25% annually, to Steel Wheel Investments Limited, a company providing consulting services to the Company in connection with the duties of the Chief Executive Officer/Interim Chief Financial Officer, which is controlled by the Chief Executive Officer/ Interim Chief Financial Officer, subject to contractual restrictions. The shares were issued on March 27, 2008. Following the conversion of the Company's subordinated shares into common shares on August 15, 2008, the aggregate of 80,000 restricted subordinated shares mentioned above vested immediately as provided in the related agreements.

There were no unvested shares at September 30, 2009. Compensation cost recognized in the nine month periods ended September 30, 2008 and 2009 amounted to $2,686 and $44, respectively.

10.      Earnings/(losses)  per Share:

The components for the calculation of earnings/ losses per common and subordinated share, basic and diluted, for the nine-month periods ended September 30, 2008 and 2009, are as follows:

	2008	2009
Net income/(loss)	$39,289	$(43,505)
- Less dividends paid
Common shares	(34,499)	-
Subordinated shares	-	-
Undistributed earnings/(losses)	$4,790	$(43,505)

Allocation of undistributed earnings/(losses)
Common Shares:
-16,422,493 as of September 30, 2008 and 90,394,493 as of September 30, 2009	$4,790	$(43,505)

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

Basic and diluted per share amounts:

	Common Shares
	2008	2009
Distributed earnings	2.62	-
Undistributed losses	0.36	(0.75)
Total	2.98	(0.75)
Weighted average number of shares basic and diluted	13,168,675	58,390,830

11.      Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company's option to extend the agreement through October 1, 2017. The monthly lease payment is Euro 4.9 ($7.2 based on the Euro to USD exchange rate at September 30, 2009) and is adjusted annually based on the inflation rate announced by the Greek State as defined in the agreement. The future minimum lease payments are $21.6 for the remainder of the year 2009, $86.3 for each of the years 2010, 2011, and 2012 and $61.1 for the year 2013.

12.      Interest and Finance Cost:

The amounts in the accompanying consolidated unaudited statements of operations are analyzed as follows:

	2008	2009

Interest on long-term debt	$11,551	$13,357
Interest on sellers' credit	-	639
Amortization and write-off of financing fees	356	575
Long-term debt commitment fees	12	7
Other	209	770
Total	$12,128	$15,348

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

13.      Segment Information:

The table below includes information about the Company's reportable segments as of and for the nine-month periods ended September 30, 2008 and 2009.  The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's interim consolidated unaudited financial statements.

September 30, 2008	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$87,805	$30,766	$-	$118,571
Interest expense and finance costs	(8,686)	(3,414)	(28)	(12,128)
Interest Income	-	-	685	685
Gain on derivative instruments	-	-	1,186	1,186
Depreciation	(24,604)	(6,410)	(15)	(31,029)
Segment profit/(loss)	35,492	7,491	(3,694)	39,289
Total assets	$415,719	$107,395	$85,000	$608,114

13.      Segment Information - continued:

September 30, 2009	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$76,886	$26,636	$833	$104,355
Interest expense and finance costs	(9,865)	(5,449)	(34)	(15,348)
Interest Income	-	-	255	255
Gain on derivative instruments	2,786	1,040	-	3,826
Depreciation	(24,218)	(14,203)	(47)	(38,468)
Segment loss	(32,045)	(8,477)	(2,983)	(43,505)
Total assets	$379,866	$177,670	$67,541	$625,077

OCEANFREIGHT INC.
Notes to Unaudited Interim Consolidated Financial Statements
September 30, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

14. Subsequent Events:

a)	Purchase of Vessels:

•
On September 30, 2009, the Company signed a Memorandum of Agreement with a third party to purchase a 2005 Capesize bulk carrier (180,263 dwt) M/V Montecristo for an aggregate price of $49,500 (Note 5). As provided in the related Memorandum of Agreement, in October 2009 the Company made an advance payment equal to the 20% of the selling price, or $9,900, held in a joint account with the sellers.

•
On October 19, 2009 the M/V Robusto was delivered to the Company and commenced a five year time charter at a gross daily rate of $26. The technical and operational management of the vessel was contracted to Cardiff.

b)	Sale of Vessels:

On October 23, 2009, the M/V Juneau was delivered to her new owners (Note 4).

c)	Other:

•
On July 24, 2009, the Company entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450,000 of the Company's common shares to YA Global. As of November 17, 2009, 52,205,508 of common shares had been issued with net proceeds of $61,977. The YA Global discount of 1.5% amounted to $943.8.

The Company has evaluated subsequent events through November 17, 2009, at which date financial statements were issued.

SK 25754 0002 1048020 v2